The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to the common stock has become effective under the Securities Act of 1933. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(7)
Registration No. 333-170293

Subject to completion

Preliminary Prospectus Supplement dated November 29, 2010

PROSPECTUS SUPPLEMENT

6,303,006 Shares

Vitamin Shoppe, Inc.

Common Stock

The selling stockholders identified in this prospectus supplement, including our principal stockholder and certain members of our management, are offering up to 6,303,006 shares of common stock of Vitamin Shoppe, Inc. and will receive all of the proceeds from the offering. We will not receive any proceeds from the offering. See “Principal and Selling Stockholders.”

Our Common Stock is listed and currently traded on the NYSE with the symbol “VSI.” On November 29, 2010 the last reported sale price of our Common Stock was $30.93 per share.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the Selling Stockholders	$	$

Our principal stockholder has granted the underwriters a 30-day option to purchase up to an additional 945,450 shares from it at the public offering price less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-5 and in the documents incorporated by reference herein, including our Annual Report on Form 10-K for the year ended December 26, 2009, to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about November     , 2010.

Joint Book-Running Managers

BofA Merrill Lynch	Barclays Capital	J.P.Morgan

Co-Managers

Stifel Nicolaus Weisel	Baird	PiperJaffray

The date of this prospectus supplement is November     , 2010

Prospectus supplement

S-i

About This Prospectus Supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized for use in connection with this offering. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized for use in connection with this offering and in the documents incorporated by reference herein, in the accompanying prospectus or any such free writing prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus we have authorized for use in connection with this offering or any document incorporated by reference herein or therein is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

Special Note Regarding Forward-Looking Statements

Statements in this prospectus supplement that are not historical facts are hereby identified as “forward looking statements” for the purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. The words “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could” often identify forward-looking statements. Such forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, any of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following uncertainties and factors, among others (including those set forth under “Risk Factors”), could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements:

•	unfavorable publicity or consumer perception of our products;

•	the impact of our substantial indebtedness on our financial health;

•	our continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against us, including product liability claims;

•	our ability to obtain insurance coverage at current rates or at all;

•	compliance with government regulations;

•	our ability to maintain and to enter into key purchasing, supply and outsourcing relationships;

•	changes in our raw material costs;

•	increases in fuel prices;

•	disruptions to our warehouse and distribution facility;

•	the ability of our new store base to achieve sales and operating levels consistent with our mature store base;

•	pricing of our products;

•	the maturation of our stores opened since 2006;

•	our ability to protect our brand name;

•	our ability to renew our current leases and enter into new leases on terms acceptable to us;

•	the successful implementation of other strategic initiatives, including, without limitation, opening new stores and improving the functionality of our websites;

•	our ability to continue to access credit on terms previously obtained for the funding of our operations and capital projects;

•	recent legislation regarding healthcare;

•	our ability to respond to changing consumer demand; and

•	our ability to operate in a highly competitive industry.

S-iii

Summary

This summary highlights material information regarding the offering contained elsewhere in this prospectus, but may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the caption “Risk factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 26, 2009 and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. As used herein, the “Company,” “we,” “us” and “our” refer to “Vitamin Shoppe, Inc.” References to “VMS” mean vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. You should read this entire prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto, before deciding whether to invest in our common stock.

Overview

We are a leading specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. For each of the past five years, we have been the fastest growing national VMS specialty retailer while maintaining our position as the second largest in retail sales in our industry. We market over 700 different nationally recognized brands as well as our proprietary Vitamin Shoppe, BodyTech and MD Select brands. We believe we offer the greatest variety of products among VMS retailers with approximately 8,000 stock keeping units (“SKUs”) offered in our typical store and an additional 12,000 SKUs available through our Internet and other direct sales channels. We target the dedicated, well-informed VMS consumer and differentiate ourselves by providing high quality products at competitive prices in an educational and high-touch customer service environment. We believe our extensive product offerings, together with our well-known brand name and emphasis on product education and customer service, help us bond with our target customer and serve as a foundation for strong customer loyalty.

We sell our products through two business segments: retail and direct. In our retail segment, we have leveraged our successful store economic model by opening a total of 169 new stores from the beginning of fiscal year 2006 through fiscal year 2009. As of November 15, 2010, we operated 481 stores in 38 states and the District of Columbia, located in high-traffic regional retail centers. In our direct segment, we sell our products directly to consumers through our websites, primarily www.vitaminshoppe.com, and our catalog. Our websites and our catalog complement our in-store experience by extending our retail product offerings and by enabling us to access customers outside our retail markets and those who prefer to shop online.

We have grown our net sales from $486.0 million in fiscal year 2006 to $674.5 million in fiscal year 2009, representing a compound annual growth rate (“CAGR”) of 11.5%. We have achieved positive comparable store sales for 16 consecutive years (prior to which we did not track comparable store sales) and have grown our retail sales from $407.5 million in 2006 to $596.3 million in 2009, representing a CAGR of 13.5%. We believe our industry performs well through economic cycles, and we have generated comparable store sales increases of 5.2% and 6.2% in 2009 and 2008, respectively, and 7.3% for the nine months ended September 24, 2010.

Industry

According to the Nutrition Business Journal (“NBJ”), sales of nutritional supplements in the United States in 2009 were approximately $26.9 billion, representing a 5.1% CAGR between 2001 and 2009. The NBJ forecasts 5.7% average annual growth for U.S. nutritional supplement sales through 2015. We believe that one of the primary trends driving the industry is consumption by the over-50 demographic, including Baby Boomers (those born between 1946 and 1964), who seek to improve their health and wellness and treat and prevent disease and illness. According to the U.S. Census, the total U.S. population of people 50 and older is expected to increase to 115 million people in 2018 from 94 million people in 2008, representing a CAGR of 2.0%, which is more than twice the overall population growth rate.

According to the NBJ, growth in the U.S. nutritional supplement industry is expected to be led by the sports nutrition and specialty supplements product categories. Based on NBJ forecasts, from 2010 to 2015, the U.S. sports nutrition product category is expected to grow approximately 46% faster than the overall industry, and the specialty supplements product category is expected to grow approximately 9% faster than the overall industry. Our sales are concentrated in these fastest-growing categories. Grouped in a manner consistent with NBJ’s data, the specialty supplements and sports nutrition product categories represented 26.9% and 29.1%, respectively, of our fiscal 2009 net sales.

Risk Factors

An investment in our common stock is subject to a number of risks and uncertainties. Before investing in our common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors and other information included in this prospectus supplement:

•

unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, resulting in decreased sales;

•	our substantial indebtedness could adversely affect our financial health;

•	we may incur material product liability claims, which could increase our costs and adversely affect our reputation, sales and operating income;

•	we may not be able to obtain insurance coverage in the future at current rates or at all; and

•	compliance with new and existing governmental regulations could increase our costs significantly and adversely affect our operating income.

Recent Developments

On October 27, 2010, we announced our intention to redeem $20.0 million of our Second Priority Senior Secured Floating Rate Notes due 2012 (the “Notes”), to be financed by our existing available cash. The redemption was consummated on November 26, 2010, and will result in approximately $1.0 million (pre-tax) savings in interest expense on an annual basis, as well as a charge of approximately $0.2 million (pre-tax) to loss on extinguishment of debt, as a result of certain write-offs related to the redemption, during the fourth quarter of this year.

Corporate and Other Information

Our executive offices are located at 2101 91st Street, North Bergen, New Jersey 07047, and our telephone number is (201) 868-5959. Our principal website address is www.vitaminshoppe.com. Information contained on any of our websites does not constitute part of this prospectus.

The Vitamin Shoppe and BodyTech are some of our registered trademarks. Other brand names or trademarks appearing in this prospectus are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus are without the ® symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensors to these trademarks and tradenames.

Some of the market and industry data and other statistical information used throughout this prospectus are based on independent industry publications including the 2010 Supplement Business Report issue of the NBJ, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above. The industry forecasts and projections are based on industry surveys and management’s experience in the industry, and we cannot give you any assurance that any of the projected results will be achieved.

The Offering

Common stock offered by the selling stockholders	6,303,006 shares (or 7,248,456 shares if the underwriters’ overallotment option is exercised in full.)

Use of proceeds	The selling stockholders will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. The selling stockholders include members of our management and certain of our other equity holders. Irving Place Capital Partners II, L.P. (“IPC”), is our principal stockholder and is a selling stockholder in this offering. See “Principal and Selling Stockholders.”

Over Allotment	IPC has granted the underwriters an option to purchase up to an additional 945,450 shares from it at the public offering price less the underwriting discounts and commissions, which option may be exercised at any time in whole, or from time to time in part, on or before the 30th day following the date of this prospectus supplement.

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors	See “Risk Factors” beginning on page S-5 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

Conflict of Interest	Under FINRA Rule 5121, we are considered an affiliate of J.P. Morgan Securities LLC because J.P. Morgan Securities LLC has an economic interest in approximately 12% of our common stock outstanding as of October 26, 2010. See “Underwriting—Conflict of Interest.”

New York Stock Exchange symbol	“VSI.”

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their over-allotment option.

Risk Factors

Investing in our common stock involves substantial risk. Our business, operating results and cash flows can be impacted by a number of factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Along with the risks and uncertainties listed below you should carefully consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 26, 2009, which is incorporated by reference in this prospectus supplement, and which may be amended, supplemented or superseded from time to time by other documents we file with the SEC in the future.

Risks Relating to Our Business and Industry

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, resulting in decreased sales.

We are highly dependent upon consumer perception regarding the safety and quality of our products, as well as similar products distributed by other companies. Consumer perception of products can be significantly influenced by adverse publicity in the form of published scientific research, national media attention or other publicity, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, or questions the benefits of our or similar products or that claims that any such products are ineffective. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. Such research or publicity could have a material adverse effect on our ability to generate sales. For example, sales of some of our products, such as those containing Ephedra, were initially strong, but decreased as a result of negative publicity and an ultimate ban by the Food and Drug Administration (“FDA”). As a result of the above factors, our operations may fluctuate significantly from quarter-to-quarter and year to year.

Our failure to appropriately respond to changing consumer preferences and demand for new products and services could significantly harm our customer relationships and sales.

Our business is subject to changing consumer trends and preferences. Our failure to accurately predict or react to these trends could negatively impact consumer opinion of us as a source for the latest products, which in turn could harm our customer relationships and cause us to lose market share. The success of our new product offerings depends upon a number of factors, including our ability to:

•	anticipate customer needs;

•	innovate and develop new products;

•	successfully commercialize new products in a timely manner;

•	price our products competitively with retail and online competitors;

•	deliver our products in sufficient volumes and in a timely manner; and

•	differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have a material adverse effect on our sales and operating results.

Our substantial indebtedness could adversely affect our financial health.

As of September 25, 2010, we had $103.1 million of outstanding indebtedness (excluding capital leases). Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to general adverse economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Additionally, despite our current indebtedness levels, the agreements governing our outstanding debt upon consummation of the offering would allow us to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, sales and operating income.

As a retailer and direct marketer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury or include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. Most of our products are vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. While we attempt to manage these risks by obtaining indemnification agreements and insurance, our insurance policies may not be sufficient or available and/or third parties may not satisfy their commitments to us. A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our financial performance.

We may not be able to obtain insurance coverage in the future at current rates.

Our current insurance program is consistent with both our past level of coverage and our risk management policies. While we believe we will be able to obtain product liability insurance in the future, because of increased selectivity by insurance providers we may only be able to obtain such insurance at increased rates and/or with reduced coverage levels which could reduce our income from operations.

Compliance with new and existing governmental regulations could increase our costs significantly and adversely affect our operating income.

The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the FDA, Federal Trade Commission (“FTC”), the Department of Agriculture (“DOA”) and the Environmental Protection Agency (“EPA”). These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are sold. Regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost sales and increased costs to us. The FDA may not accept the evidence of safety for any new ingredients that we may want to market, may determine that a particular product or product ingredient presents an unacceptable health risk, may determine that a particular statement of nutritional support on our products, or that we want to use on our products, is an unacceptable drug claim or an unauthorized version of a food “health claim,” or the FDA or the FTC may determine that particular claims are not adequately supported by available scientific evidence. Any such regulatory determination would prevent us from marketing particular products or using certain statements on our products which could adversely affect our sales of those products. The FDA also could require us to remove a particular product from the market. For example, in April 2004, the FDA banned the sale of products containing Ephedra. We stopped selling Ephedra-based products in June 2003. Sales of products containing Ephedra amounted to approximately $10.9 million, or 4% of our net sales, in 2002. Any recall or removal of products we sell could result in additional costs to us and the loss of future sales from any products that we are required to remove from the market. Any such product recalls or removals could also lead to liability and substantial costs. Delayed product introduction, product recalls or similar issues as a result of governmental regulation may arise from time to time, which may have a material adverse effect on our sales and operating results.

In addition, from time to time, Congress, the FDA, the FTC or other federal, state, local or foreign legislative and regulatory authorities may impose additional laws or regulations that apply to us, repeal laws or regulations that we consider favorable to us or impose more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations or to predict the effect additional governmental regulation, when and if it occurs, would have on our business in the future. Such developments could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. Any such developments could increase our costs significantly and could have a material adverse effect on our business, financial condition and results of operations. For example, legislation has been passed by Congress to, among other things, impose substantial new regulatory requirements for dietary supplements, including adverse event reporting, and post-market surveillance requirements, which could raise our costs and negatively impact our business. In addition, the FDA has adopted rules on good manufacturing practices (“GMP”) in manufacturing, packaging, or holding dietary ingredients and dietary supplements, which apply to the products we distribute. These regulations will require dietary supplements to be prepared, packaged and held in compliance with stricter rules, and require quality control provisions similar to those in the drug GMP regulations. We or our third-party manufacturers may not be able to comply with the new rules without incurring additional expenses, which could be significant.

We rely on contract manufacturers to produce all of the Vitamin Shoppe and BodyTech branded products we sell. Disruptions in our contract manufacturers’ systems or losses of manufacturing certifications could adversely affect our sales and customer relationships.

Our contract manufacturers produce 100% of our Vitamin Shoppe and BodyTech branded products. Any significant disruption in those operations for any reason, such as regulatory requirements and loss of certifications, power interruptions, fires, hurricanes, war or threats of terrorism could adversely affect our sales and customer relationships.

Increase in the price and shortage of supply of key raw materials could adversely affect our business.

Our products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, it could result in a significant increase to us in the prices our contract manufacturers and third-party manufacturers charge us for our Vitamin Shoppe and BodyTech branded products and third-party products. Raw material prices may increase in the future and we may not be able to pass on such increases to our customers. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. In addition, if we no longer are able to obtain products from one or more of our suppliers on terms reasonable to us or at all, our revenues could suffer. We purchased approximately 6% of our total merchandise from Nature’s Value during Fiscal 2009, one of the suppliers of our Vitamin Shoppe and BodyTech branded products. Events such as the threat of terrorist attacks or war, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs for our products. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products, may have an adverse impact on our supplier’s ability to provide us with the necessary products needed to maintain our customer relationships and an adequate level of sales.

We rely on a single warehouse and distribution facility to distribute all of the products we sell. Disruptions to our warehouse and distribution facility could adversely affect our business.

Our warehouse and distribution operations are currently concentrated in a single location adjacent to our corporate headquarters in New Jersey. Any significant disruption in our distribution center operations for any reason, such as a flood, fire or hurricane, could adversely affect our product distributions and sales until such time as we are able to secure an alternative distribution method. In addition, our west coast distribution facility is not sufficient to meet our distribution requirements in the event of a major disruption to our primary facility.

Our new store base, or any stores opened in the future, may not achieve sales and operating levels consistent with our mature store base on a timely basis or at all. In addition, our growth strategy includes the addition of a significant number of new stores each year. We may not be able to successfully implement this strategy on a timely basis or at all, and our business could be adversely affected if we are unable to successfully negotiate favorable lease terms.

Since the beginning of 2006 through Fiscal 2009, we have opened 169 new stores in existing and new markets. Historically, our new stores have reached sales that are consistent with our mature stores over the course of a three to four year period. New stores opened since the beginning of 2006, or any new stores to be opened in the future, may not achieve sales and operating levels consistent with our mature store base in this time frame or at all. The failure of our new store base to achieve sales and operating levels consistent with our mature store base on a timely basis will have an adverse effect on our financial condition and operating results. As of November 15, 2010, we leased 481 stores along with our corporate headquarters and distribution facility. The store leases are generally for a term of 10 years and we have options to extend most leases for a minimum of five years. Our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate acceptable lease and renewal terms.

In addition, our growth continues to depend, in part, on our ability to open and operate new stores successfully. The success of this strategy depends upon, among other things, the identification of suitable sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. Our proposed expansion will also place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. Further, our new store openings may result in reduced net sales volumes in the direct channel, as well as in our existing stores in those markets. We expect to fund our expansion through cash flow from operations and, if necessary, by borrowings under our 2009 Revolving Credit Facility. If we experience a decline in performance, we may slow or discontinue store openings. If we fail to successfully implement these strategies, our financial condition and operating results may be adversely affected.

If we fail to protect our brand name, competitors may adopt tradenames that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business. In addition, because of the differences in foreign trademark laws concerning proprietary rights, our trademarks may not receive the same degree of protection in foreign countries as they do in the United States. Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our past and future marketing efforts, and could cause customer confusion and potentially adversely affect our sales and profitability. Moreover, we may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling or using some aspect of our products.

Our ability to continue to access credit on the terms previously obtained for the funding of our operations and capital projects may be limited due to the deterioration of the credit markets.

The credit markets and the financial services industry continue to experience a period of significant disruption characterized by the bankruptcy, failure, collapse or sale of various financial institutions, increased volatility in securities prices, severely diminished liquidity and credit availability and a significant level of intervention from the United States and other governments. Continued concerns about the systemic impact of potential long-term or widespread recession, energy costs, geopolitical issues, the availability and cost of credit, the global commercial and residential real estate markets and related mortgage markets and reduced consumer confidence have contributed to increased market volatility and diminished expectations for most developed and emerging economies. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads.

Due to current economic conditions, we cannot be certain that funding for our capital and operating needs on a long term basis will be available from our existing financial institutions and the credit markets if needed, and if available, to the extent required, and on acceptable terms. Our 2009 Revolving Credit Facility matures in September 2013, which we feel should cover our foreseeable liquidity needs. However, if we cannot obtain sufficient funding when needed, or on acceptable terms, we may be unable to continue our current rate of growth and store expansion, which may have an adverse effect on our revenues and results of operations.

Recent legislation regarding healthcare may adversely impact our results of operations

We currently provide medical and dental insurance benefits to substantially all of our full-time employees. The Patient Protection and Affordable Care Act, signed into law in March 2010, may cause the cost of providing medical insurance to our employees to increase. We may not be able to pass these costs on to our customers, which could have an adverse impact on our results of operations and cash flows.

Risks Relating to the Shares and this Offering

Shares eligible for future sale may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Our amended and restated certificate of incorporation authorizes us to issue 400,000,000 shares of common stock and we have 28,134,861 shares of common stock issued and outstanding as of November 15, 2010. As of September 25, 2010, there were a total of 2,945,476 options outstanding under the Amended and Restated 2006 Stock Option Plan of Vitamin Shoppe, Inc. (the “2006 Plan”) and Vitamin Shoppe 2009 Equity Incentive Plan (the “2009 Plan”) of which 1,908,693 were vested and 938,330 in the aggregate were available for grant under the 2006 Plan and the 2009 Plan. In addition, as of September 25, 2010, there were 22,639 vested and 125,731 unvested restricted shares under the 2009 Plan. Upon completion of this offering, approximately 4.5 million outstanding shares of our common stock will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for 90 days after the date of this prospectus (subject to extension). These lock-up agreements are subject to a number of exceptions and holders may be released from these agreements without prior notice at the discretion of underwriters. Some of our stockholders are entitled, subject to limited exceptions, to demand registration rights with respect to the registration of shares under the Securities Act of 1933, as amended (the “Securities Act”). By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated 4.8 million shares of common stock will be entitled to demand registration rights 90 days after completion of this offering (subject to extension).

Our stock price may continue to be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price at which you purchase them.

The initial public offering of our common stock was completed in November 2009 at a price of $17.00 per share and a secondary offering of our common stock was completed in May 2010 at a price of $23.50 per share. There has been a public market for our common stock for a limited period of time. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control.

We do not currently intend to pay dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have not declared or paid any cash dividends on our common stock and we do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, our senior credit facility may limit our ability to declare and pay cash dividends on our common stock. As a result, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock after this offering might never exceed the price that you pay for our common stock in this offering.

Certain provisions of our corporate governing documents and Delaware law could discourage, delay, or prevent a merger or acquisition at a premium price.

Certain provisions of our organizational documents and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of our company, or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our certificate of incorporation and by-laws permit us to issue, without any further vote or action by the stockholders, up to 250,000,000 shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional, and other special rights, if any, and any qualifications, limitations, or restrictions of the shares of the series.

We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our sales and growth prospects.

The U.S. nutritional supplements retail industry is a large and highly fragmented industry. In 2008, no single industry participant accounted for more than 5% of total industry sales. We compete primarily against other specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations and mail order companies. This market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. As certain products become more mainstream, we experience increased competition for those products. For example, as the trend in favor of low carb products developed, we experienced increased competition for our low carb products from supermarkets, drug stores, mass merchants and other food companies. Increased competition from companies that distribute through retail or wholesale channels could have a material adverse effect on our financial condition and results of operations. Certain of our competitors may have significantly greater financial, technical and marketing resources than we do. In addition, our competitors may be more effective and efficient in introducing new products. We may not be able to compete effectively, and any of the factors listed above may cause price reductions, reduced margins and losses of our market share.

Use of Proceeds

The selling stockholders will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of shares of our common stock in this offering. We will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholders. The selling stockholders include our principal stockholder, IPC and members of management. See “Principal and Selling Stockholders.”

Principal and Selling Stockholders

The following table sets forth, as of November 15, 2010 information concerning the beneficial ownership of our capital stock after giving effect to this offering by:

•	each of the selling stockholders;

•	each holder of more than 5% of any class of voting stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership percentages prior to the consummation of this offering are based upon 28,134,861 shares of common stock outstanding as of November 15, 2010. Beneficial ownership percentages after the consummation of this offering are based upon 28,554,861 shares of common stock outstanding, which includes 28,134,861 shares outstanding as of November 15, 2010 plus 420,000 shares to be received upon exercise of outstanding stock options by the members of our management selling in this offering. Each of the persons set forth below has sole voting power and sole investment power with respect to the shares set forth opposite his or her name, except as otherwise noted. Except as expressly set forth below, none of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer. Unless otherwise noted, the address of each stockholder is c/o Vitamin Shoppe, Inc., 2101 91st Street, North Bergen, NJ 07047. The following table includes shares of common stock issuable within 60 days of November 15, 2010 upon the exercise of all options and other rights beneficially owned by the indicated person on that date. If the underwriters exercise their overallotment option, all shares to be sold pursuant to the option will be sold by IPC. If the overallotment option is exercised in full, an additional 945,450 shares will be sold by IPC, and consequently, following the exercise, IPC will own 2,564,831 shares, or approximately 9.0% of the shares outstanding.

	COMMON STOCK BENEFICIALLY OWNED	PERCENT	SHARES OF COMMON STOCK BEING OFFERED	SHARES OF COMMON STOCK BENEFICIALLY OWNED AFTER THIS OFFERING	PERCENT	ADDITIONAL SHARES OF COMMON STOCK ISSUABLE PURSUANT TO UNVESTED OPTIONS
IPC/Vitamin, LLC (1)	9,010,281	32.0%	5,500,000	3,510,281	12.3%	—
Fidelity Management & Research (2)	2,484,700	8.8%		2,484,700	8.7%	—
Eagle Asset Management, Inc. (3)	2,252,123	8.0%		2,252,123	7.9%	—
Adage Capital Management, L.P. (4)	1,895,000	6.7%		1,895,000	6.6%	—
All other non-management selling stockholders as a group (5)	358,006	1.3%	358,006	—	—	—
Executive Officers and Directors:
Richard L.Markee	284,742	*	75,000	209,742	*	255,900
Anthony N. Truesdale	573,774	2.0%	150,000	423,774	1.5%	21,250
Michael Archbold	471,236	1.7%	200,000	271,236	*	122,185
Cosmo La Forgia	14,203	*		14,203	*	5,699
James M. Sander	34,865	*	10,000	24,865	*	34,195
Louis Weiss	75,574	*	10,000	65,574	*	16,167
B. Michael Becker	13,958	*		13,958	*	13,959
Catherine Buggeln	6,979	*		6,979	*	20,937
John H. Edmondson	29,329	*		29,329	*	1,662
David H. Edwab	30,036	*		30,036	*	2,492
John D. Howard (1)	9,010,281	32.0%	5,500,000	3,510,281	12.3%	—
Douglas R. Korn (6)	—	—		—	—	—
Richard L. Perkal (7)	—	—		—	—	—
Beth M. Pritchard	13,958	*		13,958	*	13,959
Katherine Savitt-Lennon	6,979	*		6,979	*	20,937

All named directors and executive officers as a group (15 persons)	10,565,914	35.8%	5,945,000	4,620,914	16.2%	529,342

*	Represents less than 1%.
(1)	Mr. Howard, by virtue of his status as the sole member of JDH Management, LLC, may be deemed to share beneficial ownership of shares owned by IPC/Vitamin, LLC. Mr. Howard and IPC Manager II, LLC share investment and voting power with respect to such shares. Mr. Howard is employed by Irving Place Capital Management, L.P., a private equity firm. His business address is 277 Park Avenue, New York, New York 10172.
(2)	Based solely on a Form 13F filed with the SEC by Fidelity Management & Research for the quarter ended September 30, 2010. Fidelity disclosed that it has sole voting and dispositive power with respect to all shares. Fidelity’s address is 82 Devonshire Street, Boston, Massachusetts 61757.
(3)	Based solely on a Form 13F filed with the SEC by Eagle Asset Management, Inc. for the quarter ended September 30, 2010. Eagle Asset Management disclosed that it has sole dispositive power with respect to all shares and sole voting power with respect to 2162313 shares. Eagle Asset Management’s address is 880 Carillon Parkway, P.O. Box 10520, Saint Petersburg, Florida.
(4)	Based solely on a Form 13F filed with the SEC by Adage Capital Partners GP, L.L.C. for the quarter ended September 30, 2010. Adage disclosed that it has sole voting and dispositive power with respect to all shares. Adage’s address is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.
(5)	Includes all other selling stockholders, comprising the Horowitz family. The Horowitz Family consists of Jeffrey Horowitz, Helen Horowitz and two family trusts. Other than the shares held in the family trusts, Jeffrey Horowitz disclaims beneficial ownership of shares held by Helen Horowitz, and Helen Horowitz disclaims beneficial ownership of shares held by Jeffrey Horowitz. The business address for each stockholder identified in this footnote is c/o Fried, Frank, Harris, Shriver and Jacobson LLP, One New York Plaza, New York, New York 10004 and the telephone number is (212) 859-8000.
(6)	Mr. Korn is employed by Irving Place Capital Management, L.P., a private equity firm. His business address is 277 Park Avenue, New York, New York 10172.
(7)	Mr. Perkal is employed by Irving Place Capital Management, L.P., a private equity firm. His business address is 277 Park Avenue, New York, New York 10172.

Material U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes that holds our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your own tax advisors.

This summary is based upon the provisions of the Internal Revenue Code (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the federal income tax or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	corporations that accumulate earnings to avoid U.S. federal income tax.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment or fixed base, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly completed Internal Revenue Service Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate and to avoid backup withholding tax, as discussed below, for dividends, then you must (a) provide the withholding agent with a properly completed Internal Revenue Service Form W-8BEN (or other applicable form), and certify under penalties of perjury that you are not a U.S. person, as defined in the Code, and are eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders other than corporations or individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment or fixed base;

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” in the U.S.; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and if you are a foreign corporation, you may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If the second bullet point immediately above is applicable to you, any gain derived on the sale or taxable disposition of our common stock will be subject to a flat 30.0% tax, which may be offset by certain U.S. source capital losses. We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and amount of tax, if any, withheld with respect to such dividends. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, they generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the Internal Revenue Service.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Underwriting

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers and representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated
Robert W. Baird & Co. Incorporated
Piper Jaffray & Co.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 945,450 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions (including exceptions for issuances pursuant to stock incentive and employee purchase plans), not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “VSI.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Certain of the underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet web site maintained by certain of the underwriters. Other than the prospectus in electronic format, the information on the Internet web site referred to in the prior sentence is not part of this prospectus supplement.

Conflicts of Interest

J.P. Morgan Securities LLC is a member of the Financial Industry Regulatory Authority, Inc., or “FINRA,” the successor to the National Association of Securities Dealers, Inc., or “NASD.” Under FINRA Rule 5121, we are considered an affiliate of J.P. Morgan Securities LLC because, as stated above, J.P. Morgan Securities LLC has an economic interest in approximately 12% of our common stock outstanding as of October 26, 2010. Certain affiliates of J.P. Morgan Securities LLC will receive a portion of the proceeds of this offering and J.P. Morgan Securities LLC, through these affiliates, will receive in excess of 5% of the net proceeds of this offering. See “Principal and Selling Stockholders.”

Other Relationships

JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is agent and issuing bank under our 2009 Revolving Credit Facility, for which they have or will receive customary fees. Chase Lincoln First Commercial Corporation, an affiliate of J.P. Morgan Securities LLC, is a lender under this facility.

IPC and certain of our senior management stockholders are party to a securityholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders. Pursuant to the agreement, each party agreed to take all action necessary to ensure the persons designated by IPC serve on our Board. Additionally, the securityholders agreement provides that the persons designated by IPC shall comprise a majority of directors on the board of directors of any of the subsidiaries of Vitamin Shoppe, Inc. and of any committee of the Board of Vitamin Shoppe, Inc. or any of its subsidiaries.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus supplement (the “Shares”) may not be made in that Relevant Member State until this prospectus supplement has been approved by the competent authority in such Member State and published in accordance with the Prospectus Directive as implemented in such Member State except that an offer to the public in such Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by Vitamin Shoppe, Inc. or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus supplement.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus supplement will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the issuer, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Legal Matters

The validity of the securities offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain partners of Kirkland & Ellis LLP collectively indirectly hold less than 1% of the common stock of Vitamin Shoppe, Inc. The validity of the securities offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The consolidated financial statements incorporated in the prospectus provided with this prospectus supplement by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information can be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including us. These reports, proxy statements and other information are available through the Investor Relations section of our website (http://www.vitaminshoppe.com). Information on our website is not incorporated into this prospectus supplement, the accompanying prospectus or our other SEC filings and is not a part of this prospectus supplement, the accompanying prospectus or those filings.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended. This prospectus supplement and the accompanying prospectus do not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. Any statements made in this prospectus supplement concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. You may inspect and copy the registration statement, including exhibits, on the SEC’s website at www.sec.gov or at the SEC’s public reference room.

6,303,006 Shares

Vitamin Shoppe, Inc.

Common Stock

Prospectus Supplement

Joint Book-Running Managers

BofA Merrill Lynch	Barclays Capital	J.P.Morgan

Co-Managers

Stifel Nicolaus Weisel	Baird	PiperJaffray

The date of this prospectus supplement is November     , 2010